UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB 1A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On July 4, 2002, Placer Dome lodged the following documents with the Australian Securities & Investments Commission (the "ASIC"):

Document Number	Description
1.	Eighth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and
2.	Notice under Sections 650d & 630(2) of the Corporations Act (Extension of Offer Period).

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

4

PLACER DOME ASIA PACIFIC LIMITED
EIGHTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002 and 27 June 2002 ("**Previous Supplementary Bidder's Statements**"). This Eighth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Press Release by Placer Dome Inc.

A copy of a press release from Placer Dome Inc. dated 4 July 2002 in relation to the extension of the Offer until Wednesday 24 July 2002 is attached to this Statement as Annexure A. This press release will be sent to AurionGold shareholders.

Dated: 4 July 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 4 July 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 4 July 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PRESS RELEASE DATED 4 JULY 2002

6


goldstory
PDG

PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, July 3, 2002; Brisbane, Australia, July 4, 2002 — Placer Dome Inc. ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, is extending the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") by 12 days to 7:00pm (AEST) on 24 July 2002.

Placer Dome is conscious that AurionGold shareholders are being asked to consider the Offer without any clear guidance from AurionGold as to what they should do:

- The AurionGold Board has not rejected the Offer. The AurionGold Board has recommended that, at this time, AurionGold shareholders should not accept Placer Dome's Offer and that shareholders delay taking any action in relation to the Offer until further advice from the AurionGold Directors.
- AurionGold has not provided an updated Independent Expert's Report or valuation of AurionGold to provide guidance to AurionGold's shareholders on the value of their company. The last public valuation of AurionGold was by Grant Samuel at the time of the merger between Goldfields and Delta which valued AurionGold at $1.95-$2.46 per share (using a gold price range of A$559 - A$578 per ounce. The current A$ gold price is A$555 per ounce).
- AurionGold continues to compare the implied value of the Offer to AurionGold's pre-announcement share price. This wrongly implies that in the absence of the Offer, AurionGold's share price would not have moved in line with major global gold indices which since the announcement of the Offer have fallen by up to 20%. If, for example, AurionGold's share price had tracked the FT All Gold Mines Index since the announcement of the Offer, the AurionGold share price would now be $2.86.
- AurionGold has not provided any evidence of any possible third party bidders for AurionGold.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2
Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com
PLACER DOME INC.

Placer Dome has extended the Offer to provide AurionGold with additional time to fully advise their shareholders, particularly in relation to the status of discussions, if any, with possible third party bidders.

Jay Taylor, President and Chief Executive Officer of Placer Dome, said:

"We continue to believe that our offer represents significant value for AurionGold shareholders. The combination of Placer Dome and AurionGold is a compelling and attractive one, which is expected to create long-term value for all shareholders.

"The Offer provides AurionGold shareholders with the opportunity to become shareholders in Placer Dome, one of the world's leading gold mining companies with exposure to a diversified world class asset portfolio of high quality, long life assets and low cost operations. Placer Dome's shares are highly liquid globally and provide shareholders with leverage to higher gold spot prices with appropriate risk management."

Placer Dome's offer is open and capable of immediate acceptance. It is now scheduled to close at 7:00pm (AEST) on 24 July 2002.

-end-

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Document 2

SECTIONS 650D & 630(2) OF THE CORPORATIONS ACT
EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("**AurionGold**")
(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**").

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from 7.00 pm (Sydney time) on Friday 12 July 2002 to 7.00 pm (Sydney time) on Wednesday 24 July 2002.

In accordance with section 630(2) of the Corporations Act, the Bidder gives notice that:

(a) the date for giving the notice of the status of conditions pursuant to section 630(3) of the Corporations Act (as described in clause 6.4 of Appendix 1 of the Bidder's Statement) has been postponed from 4 July 2002 to Tuesday 16 July 2002; and

(b) as previously notified in the Third Supplementary Bidder's Statement dated 11 June 2002, the Fourth Supplementary Bidder's Statement dated 17 June 2002 and the Seventh Supplementary Bidder's Statement dated 27 June 2002, the conditions set out in clause 6.1(a)(iii) (Other Governmental or Regulatory Approvals), clause 6.1(a)(v) (Listing Approval on the TSX and NYSE) and clause 6.2(a) (Foreign Investment Condition) of Appendix 1 of the Bidder's Statement have been fulfilled and, therefore, the Offer is free from these conditions; and

(c) the Offer has not been freed from any of the other conditions set out in clause 6 of Appendix 1 of the Bidder's Statement and, so far as the Bidder knows, each such condition remains unfulfilled as at the date of this Notice.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning in this Notice.

Dated: 4 July 2002

SIGNED by **PETER TOMSETT** and **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 4 July 2002.

Peter Tomsett Director	**John Loney** Director

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 4 July 2002. ASIC does not take any responsibility for the contents of this Notice.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

July 5, 2002